Exhibit A

CERAGON NETWORKS LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD OCTOBER 25, 2007

Notice is hereby given that the 2007 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Thursday, October 25, 2007 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel for the following purposes:

(A)	To approve and adopt an increase in the share capital of the Company to Six Hundred Thousand New Israeli Shekels (NIS 600,000) divided into Sixty Million (60,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each and corresponding amendments of the Company’s Memorandum of Association and Articles of Association.

(B)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor;

(C)	To approve and adopt the Company’s directors and officers liability insurance policy for the period of July 9, 2007 through and including July 8, 2008; and

(D)	To review and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2006, copies of which are being sent to the shareholders herewith.

Shareholders of record at the close of business on September 20, 2007 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to one of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

Dated: September 23, 2007

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of Ceragon Networks Ltd. (“we”, “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2007 Annual General Meeting of Shareholders (the “2007 Annual General Meeting” or “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, October 25, 2007 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted as follows: (a) to approve and adopt an increase in the share capital of the Company to Six Hundred Thousand New Israeli Shekels (NIS 600,000) divided into Sixty Million (60,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each and corresponding amendments of the Company’s Memorandum of Association and Articles of Association; (b) to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor; and (c) to approve and adopt the Company’s directors and officers liability insurance policy for the period of July 9, 2007 through and including July 8, 2008.

Additionally, at the Meeting, the shareholders will be provided with the opportunity to review and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2006, copies of which are being sent to the shareholders herewith (this item will not involve a vote of the shareholders).

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about September 26, 2007 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on September 20, 2007 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. As of September 20, 2007, the Company had 29,749,336 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two members present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 17, 2007, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records, or from information furnished by the individual or entity to the Company. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change of control of the Company.

Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days of the date of this proxy statement. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group.

Each shareholder’s address is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares (1)

Zohar Zisapel (2)	3,420,220	11.4%
Yehuda Zisapel (2)	2,838,000	9.5%

(1)	Based on 29,744,676 Ordinary Shares issued and outstanding as of September 17, 2007.
(2)	Yehuda Zisapel and Zohar Zisapel are brothers.

ITEM A

APPROVAL OF INCREASE IN THE COMPANY’S SHARE CAPITAL AND
CORRESPONDING AMENDMENTS OF THE MEMORANDUM OF ASSOCIATION AND
ARTICLES OF ASSOCIATION

The Company’s share capital is four hundred thousand New Israeli Shekels divided into 40,000,000 ordinary shares of a nominal value of One Agora (NIS 0.01) each. As of September 17, 2007, the Company had outstanding 29,744,676 ordinary shares. As of the same date, the Company had an additional 5,178,151 shares reserved for purposes of its share option plans, leaving only 5,077,173 authorized but unissued shares available for other purposes.

The Company wishes to have a sufficient reserve of authorized but unissued shares available for corporate purposes, including without limitation, offerings of its shares, the issuance of its shares in connection with any future merger and acquisition transaction and additional grants of options to grantees eligible under its 2003 Share Option Plan or any other option plan which may be adopted by the Company in the future.

Therefore, the Company proposes to increase its share capital from NIS 400,000 to NIS 600,000 divided into 60,000,000 ordinary shares of a nominal value of One Agora (NIS 0.01) each.

It is proposed that at the Meeting the following resolutions be approved and adopted:

“RESOLVED, that:

(i)	the Company’s share capital be increased from four hundred thousand New Israeli Shekels divided into 40,000,000 ordinary shares of a nominal value of One Agora (NIS 0.01) each to NIS 600,000 divided into 60,000,000 ordinary shares of a nominal value of One Agora (NIS 0.01) each;

(ii)	Section 4 of the Company’s Memorandum of Association be deleted in its entirety and replaced with the following Section 4:

`4.	Share Capital

The registered share capital of the Company is Six Hundred Thousand New Israeli Shekels (NIS 600,000) divided into Sixty Million (60,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each.’

(iii)	Section 4 of the Company’s Articles of Association be deleted in its entirety and replaced with the following Section 4:

`4.	Share Capital

The registered share capital of the Company is Six Hundred Thousand New Israeli Shekels (NIS 600,000) divided into Sixty Million (60,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each.’"

The affirmative vote of the holders of at least seventy five percent (75%) of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for adoption of the foregoing resolution.

As a clarification of the foregoing, the resolution to increase the Company’s share capital must be implemented by amendments to both the Memorandum of Association and Articles of Association. The affirmative vote of the holders of the majority of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for the adoption of the resolution to amend the Articles of Association. However, currently the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for the amendment of the Company’s Memorandum of Association. The Company deems the resolutions to increase the Company’s share capital and to make the corresponding amendments in the Memorandum of Association and the Articles of Association to constitute a single matter which should be approved in its entirety. Therefore, for this matter only, the amendment of the Articles of Association shall not be deemed approved unless it is adopted by the affirmative vote of the holders of at least seventy five percent (75%) of the voting power represented at the meeting in person or by proxy and voting thereon.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM B

RE-APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor until immediately following the next annual general meeting of shareholders. Kost Forer has no relationship with the Company or with any affiliate of the Company except as auditor and, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of Kost Forer.

According to the Company’s Articles of Association, the Audit Committee of the Company is authorized to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered by the auditor of the Company.

Kost Forer has served as the Company’s independent auditor since 2002. The following table presents the aggregate amount of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2006:

Audit and Audit-Related Services	Other Services

$87,015	$10,000

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be approved and adopted:

"RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the independent auditor of the Company until immediately following the date of the Annual General Meeting in 2008."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM C

APPROVAL OF THE COMPANY'S DIRECTORS AND OFFICERS LIABILITY INSURANCE
POLICY FOR 2007-2008

The Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our directors and officers for liability by reason of acts or omissions committed while serving in their respective capacities as directors or officers of the Company.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of a director or officer for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly, except when it is committed only in negligence; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Companies Law, the insurance of directors requires the approval of our Audit Committee, followed by our Board of Directors and then by our shareholders.

During the period from July 9, 2006 through July 8, 2007, we maintained a directors and officers liability insurance policy with a coverage limit of $10 million. The annual premium in the amount of $111,000 was borne by the Company.

Our Audit Committee and Board of Directors have approved the purchase of a directors and officers liability insurance policy from unaffiliated parties for the period commencing on July 9, 2007 and ending on July 8, 2008. The coverage under the policy will be $20 million, and the annual premium in the amount of approximately $165,000 will be borne by the Company. We are proposing to increase coverage under the proposed directors and officers liability insurance policy in comparison to the previous policy in order to have coverage for our directors and officers we believe appropriate for the risks associated with holding such positions, taking into account the Company's growth in business and market capitalization. The shareholders are thus being asked to approve the purchase by the Company of such insurance coverage for the benefit of our directors as required by the Companies Law.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be approved and adopted:

"RESOLVED, that the purchase of a directors and officers liability insurance policy from Admiral Insurance Company, Navigators Insurance Company and Hudson Insurance Company for the period commencing on July 9, 2007 and ending on July 8, 2008, with an annual premium of approximately $165,000 to be borne by the Company, and with aggregate coverage of $20 million, for the benefit of all Company directors and officers that may serve from time to time, is hereby approved and adopted."

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM D

REVIEW AND CONSIDERATION OF THE AUDITOR'S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Auditor's Report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2006 are enclosed for shareholder review and consideration together with the Notice and Proxy Statement for the Meeting. The Company will hold a discussion with respect thereto at the Meeting. This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

Dated: September 23, 2007

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CERAGON NETWORKS LTD.

        We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

        As discussed in Note 2q to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement Financial Standard No. 123 (revised 2004), “Share-Based Payment”.

Tel-Aviv, Israel June 27, 2007	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$10,315	$10,170
Short-term bank deposits		3,917	5,364
Short-term marketable securities	3	5,654	6,578
Trade receivables (net of allowance for doubtful accounts of $ 518
and $ 842 at December 31, 2005 and 2006, respectively)		15,079	27,433
Other accounts receivable and prepaid expenses	4	5,141	6,925
Inventories	5	16,144	27,311

Total current assets		56,250	83,781

LONG-TERM ASSETS:
Long-term bank deposits		5,322	2,873
Long-term marketable securities	3	7,814	4,500
Severance pay fund		2,142	2,537

Total long-term assets		15,278	9,910

PROPERTY AND EQUIPMENT, NET	6	2,464	2,660

Total assets		$73,992	$96,351

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2005	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$12,382	$22,147
Deferred revenues		3,456	3,739
Other accounts payable and accrued expenses	7	5,541	10,627

Total current liabilities		21,379	36,513

LONG TERM LIABILITIES:
Accrued severance pay		3,424	4,352
Other payables	8a	-	7,925

Total long-term liabilities		3,424	12,277

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 shares at December 31, 2005 and 2006; Issued and outstanding: 26,335,003 and 27,436,090 shares at December 31, 2005 and 2006, respectively		65	68
Additional paid-in capital		177,338	181,128
Deferred stock compensation		(26)	-
Accumulated other comprehensive income		51	64
Accumulated deficit		(128,239)	(133,699)

Total shareholders' equity		49,189	47,561

Total liabilities and shareholders' equity		$73,992	$96,351

The accompanying notes are an integral part of the consolidated financial statements

June 27, 2007 —————————————— Date of approval of the financial statements	/s/ Naftali Idan —————————————— Naftali Idan Executive Vice President and Chief Financial Officer	/s/ Ira Palti —————————————— Ira Palti President and Chief Executive Officer

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2004	2005	2006

Revenues	11a	$54,831	$73,777	$108,415
Cost of revenues		32,227	52,487	80,776

Gross profit		22,604	21,290	27,639

Operating expenses:
Research and development		9,772	10,713	13,336
Less - grants and participations		2,293	1,752	1,543

Research and development, net		7,479	8,961	11,793
Selling and marketing		11,841	13,629	17,420
General and administrative		2,485	3,200	5,217

Total operating expenses		21,805	25,790	34,430

Operating income (loss)		799	(4,500)	(6,791)
Financial income, net	11b	674	607	1,284
Other income		141	66	47

Net income (loss)		$1,614	$(3,827)	$(5,460)

Net earnings (loss) per share:
Basic and diluted net earnings (loss) per Ordinary share	11c	$0.06	$(0.15)	$(0.20)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total other comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2004	24,675,313	$61	$175,043	$(395)	$-	$(126,026)		$48,683

Exercise of stock options	1,178,108	3	1,451	-	-	-		1,454
Deferred stock compensation	-	-	60	(60)	-	-		-
Reversal of deferred stock compensation related to forfeited options	-	-	(8)	8	-	-		-
Amortization of deferred stock compensation	-	-	-	374	-	-		374
Comprehensive income:
Income tax benefit derived from exercise of employee stock options *)	-	-	-	-	-	-	$-	-
Unrealized gain from hedging activities	-	-	-	-	62	-	62	62
Net income	-	-	-	-	-	1,614	1,614	1,614

Total comprehensive income							$1,676

Balance as of December 31, 2004	25,853,421	64	176,546	(73)	62	(124,412)		52,187

Exercise of stock options	481,582	1	677	-	-	-		678
Amortization of stock compensation related to accelerated options	-	-	115	-	-	-		115
Amortization of deferred stock compensation	-	-	-	47	-	-		47
Comprehensive loss:
Income tax benefit derived from exercise of employee stock options *)	-	-	-	-	-	-	$-	-
Unrealized loss from hedging activities	-	-	-	-	(11)	-	(11)	(11)
Net loss	-	-	-	-	-	(3,827)	(3,827)	(3,827)

Total comprehensive loss							$(3,838)

Balance as of December 31, 2005	26,335,003	65	177,338	(26)	51	(128,239)		49,189

Exercise of stock options	1,101,087	3	2,104	-	-	-		2,107
Reversal of deferred stock compensation upon adoption of SFAS 123(R)	-	-	(26)	26	-	-		-
Stock-based compensation expense	-	-	1,712	-	-	-		1,712
Comprehensive loss:
Income tax benefit derived from exercise of employee stock options *)	-	-	-	-	-	-	$-	-
Unrealized loss from hedging activities	-	-	-	-	13	-	13	13
Net loss	-	-	-	-	-	(5,460)	(5,460)	(5,460)

Total comprehensive loss							$(5,447)

Balance as of December 31, 2006	27,436,090	$68	$181,128	$-	$64	$(133,699)		$47,561

*)	The income tax benefit for the years ended December 31, 2004, 2005 and 2006 was $ 1,784, $ 168 and $ 524, respectively, for which a full valuation allowance was provided (see also Note 10e).

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:

Net income (loss)	$1,614	$(3,827)	$(5,460)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	833	972	1,194
Stock-based compensation expense	374	162	1,712
Gain from sale of property and equipment	(4)	(2)	(45)
Accrued severance pay, net	252	243	533
Decrease (increase) in accrued interest on bank deposits	20	(42)	(89)
Interest accrued and amortization of premium on held-to-maturity
marketable securities	298	269	37
Increase in trade receivables, net	(1,883)	(8,140)	(12,354)
Increase in other accounts receivable and prepaid expenses	(1,631)	(717)	(1,771)
Decrease (increase) in inventories	(7,980)	2,939	(11,167)
Decrease (increase) in long-term receivables	(240)	390	-
Increase in trade payables	3,686	3,034	9,765
Increase in deferred revenues	1,256	342	283
Increase in other accounts payable and accrued expenses	1,702	65	5,086
Increase in other long-term payables	-	-	7,925

Net cash used in operating activities	(1,703)	(4,312)	(4,351)

Cash flows from investing activities:

Purchase of property and equipment	(711)	(938)	(1,393)
Proceeds from sale of property and equipment	33	20	48
Short-term bank deposits, net	6,998	2,563	(1,424)
Investment in long-term bank deposits	(3,413)	(3,336)	2,515
Investment in held-to-maturity marketable securities	(9,420)	(4,770)	(3,116)
Proceeds from maturities of held-to-maturity marketable securities	10,689	9,176	5,469

Net cash provided by investing activities	4,176	2,715	2,099

Cash flows from financing activities:

Proceeds from exercise of stock options	1,454	678	2,107

Net cash provided by financing activities	1,454	678	2,107

Increase (decrease) in cash and cash equivalents	3,927	(919)	(145)
Cash and cash equivalents at the beginning of the year	7,307	11,234	10,315

Cash and cash equivalents at the end of the year	$11,234	$10,315	$10,170

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

Ceragon Networks Ltd. (“the Company”) designs, develops, manufactures and sells high-capacity wireless backhaul solutions for cellular operators, fixed operators and private networks and enterprises. The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has nine wholly-owned subsidiaries in Brazil, France, Hong Kong, India, Mexico, the Philippines, the United Kingdom, Australia and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers worldwide.

As to principal markets and major customers, see Note 11.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“dollars”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. Since management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate, the dollar is their functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been remeasured in accordance with Statement 52 of the Financial Accounting Standards Board (“FASB”), “Foreign Currency Translation” as follows:

Monetary balances – at the exchange rate in effect on the balance sheet date.

Costs – at the exchange rates in effect as of the date of recognition of the transaction.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

Management considers the non-U.S. subsidiaries to be a direct, integral extension of the parent company’s operations. Accordingly, the functional currency of these subsidiaries is the dollar.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (“the Group”). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

e.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

f.	Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in U.S. dollars and bear interest at an average rate of 4.25%. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 4.30%. The long-term bank deposits are presented at their cost, including accrued interest.

g.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”(“SFAS 115”).

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable securities are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity. Such marketable securities are stated at amortized cost plus accrued interest.

During the years ended December 31, 2005 and 2006, all securities covered by SFAS 115 were designated by the Company’s management as held-to-maturity.

Amortization of premium and accretion of discounts, as well as interest and impairment of value judged to be other than temporary, are included in financial income, net.

h.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials	–	using the moving average cost method plus indirect costs.
Work in progress	–	using the moving average cost method plus indirect costs.
Finished goods	–	using the moving average cost method plus indirect costs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company periodically assesses its inventory and writes down the value of inventory to cover risks arising from technological obsolescence or excess inventory.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	15 - 33
Office furniture and equipment	7
Leasehold improvements	By the shorter of the term of the
lease or the life of the asset

j.	Impairment of long-lived assets:

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2004, 2005 and 2006, no impairment losses have been identified.

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company and its subsidiaries generate their revenues from selling their products to end users, distributors, system integrators and original equipment manufacturers (“OEM”).

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB 104”), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no future obligation exists and collectibility is probable.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company creates a provision for returns according to SFAS 48, “Revenue Recognition When Right of Return Exists”.

When sale arrangements include a customer acceptance provision with respect to products, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied, or that the acceptance provision has lapsed.

Revenue from certain arrangements includes multiple elements which are the sale of products and post delivery installation services that are not essential to the functionality of the equipment, within a single contract. The Company’s accounting policy complies with the requirements set forth in Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), relating to the separation of multiple deliverables into individual accounting units and revenue from such deliverables is recognized under SAB 104.

In arrangements which include multiple elements, the Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis, and fair value of the installation services exists. The Company defers the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

Fair value for installation of the Company’s products is determined based on available third-party evidence which is determined by using the price third-parties charge the Company.

The Company also applies Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenues Gross as a Principal versus Net as an Agent” (“EITF 99-19”), regarding arrangements where the Company also provides third party equipment and reports revenues gross as a principal.

Deferred revenues include amounts received from customers for which revenue has not been recognized.

m.	Research and development costs:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. Such grants are recorded as a reduction in research and development costs since when received it is not probable that the grants will be repaid (see also Notes 7 and 8).

o.	Derivative instruments:

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward and options (“derivative instruments”) in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”(“SFAS 133”).

SFAS 133 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

The Company’s cash flow hedging strategy is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts. These forward exchange contracts are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No. G20, “Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge” (“DIG 20”) and are all effective.

Fair value hedging strategy –The Company enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to three months. The purpose of the Company’s foreign currency hedging activities is to protect the fair value due to foreign exchange rates.

The Company recognized a gain (loss) from derivative instruments of $ 204, $ (28) and $ (264) during the years ended December 31, 2004, 2005 and 2006, respectively, which have been recorded in the statement of operations.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The balance in accumulated other comprehensive income related to derivative instruments as of December 31, 2006 is expected to be recognized in the statement of operations over the next three months.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, marketable securities and trade receivables.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Company’s cash and cash equivalents and short-term and long-term bank deposits are invested in U.S. dollar instruments with major banks worldwide. Such cash and cash equivalents and deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to customers located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies. An allowance for doubtful accounts is determined with respect to a general reserve and specific receivables, of which the collection may be doubtful

Changes in the Group’s allowance for doubtful accounts are as follows:

Allowance for doubtful accounts

Balance as of January 1, 2004	$500
Provision, net of recoveries	75
Write-off	-

Balance as of December 31, 2004	575
Provision, net of recoveries	295
Write-off	(352)

Balance as of December 31, 2005	518
Provision, net of recoveries	457
Write-off	(133)

Balance as of December 31, 2006	$842

The Company’s marketable securities include securities issued by U.S government and agencies and debentures of corporations. Corporate debentures are those of corporations with investment-grade ratings, and credit exposure to any given corporation is limited. Management believes that the financial institutions that hold the Company’s investments are financially sound and that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

During the years ended December 31, 2004 and 2005, the Company entered into transactions for the sale of trade receivables and promissory notes to Israeli financial institutions (control and risk were fully transferred) in a total amount of $ 7,506 and $ 2,552, respectively and accounted for those transactions according to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”(“SFAS 140”).

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2004 and 2005, the remaining balance of these sale transactions was $ 6,677 and $ 265, respectively. These transactions included a recourse provision (which did not violate the legal isolation and control criteria) and represents an off-balance-sheet credit risk to the Company.

q.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net loss for the year ended December 31, 2006, is $ 1,712 higher, than if it had continued to account for share-based compensation under APB 25. Basic and diluted net loss per share for the year ended December 31, 2006, are $ 0.06 higher, than if the Company had continued to account for share based compensation under APB 25.

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements. Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and recognized compensation expenses, over the requisite service period of each of the awards. Forfeitures were accounted for as occurred.

The pro-forma table below reflects the Company’s stock-based compensation expense, net income (loss) and basic and diluted net earnings (loss) per share for the years ended December 31, 2004 and 2005, had the Company applied fair value recognition provision of SFAS 123, as follows:

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2004	2005

Net income (loss) as reported	$1,614	$(3,827)
Add: stock-based compensation expenses included in the reported net income (loss) under APB 25	374	162
Deduct: stock-based compensation expenses determined under fair value based method for all awards	(3,414)	(1,884)

Pro forma net loss	$(1,426)	$(5,549)

Net earnings (loss) per share -

Basic and diluted net loss per share - pro forma	$(0.06)	$(0.21)

Basic and diluted net earnings (loss) per share- as reported	$0.06	$(0.15)

In 2004, the fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions: Expected dividend yield of 0%, expected volatility of 53.4%, risk-free interest rate of 3.36% and expected life of 2.5 years.

Beginning January 1, 2005, the Company adopted the Binomial Model for options granted thereafter, with the following weighted-average assumptions for 2005: risk-free interest rates of 3.36%-5.13% which is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; dividend yield of 0%, volatility of price of the Company’s shares of 36.06%-61.73% based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term, and early exercise multiples of 2.36 and 3.10 in 2005 based on actual historical data. Based on the assumptions used, the weighted average expected term of the stock options granted in 2005 is 5 years.

The Company estimates the fair value of stock options granted under SFAS No. 123R using the Binominal model with the following weighted-average assumptions for 2006: risk-free interest rates of 4.28%-5.41% which is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; dividend yield of 0%, volatility of price of the Company’s shares of 35.07%-53.19% based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term, and early exercise multiples of 2.36 and 3.10 in 2006 based on actual historical data. Based on the assumptions used, the weighted average expected term of the stock options granted in 2006 is 5.2 years.

The Company believes that the Binomial method of stock-based valuation is preferable, as it takes into account the use of dynamic assumptions and is more likely to produce a better estimate of fair value.

The Company recognizes compensation expense based on awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management’s estimates. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the year ended December 31, 2006, was comprised as follows:

Year ended December 31, 2006

Cost of revenues	$164
Research and development, net	310
Selling and marketing	471
General and administrative	767

Total stock-based compensation expenses	$1,712

Effect of stock-based compensation expenses, on basic and diluted loss per Ordinary share	$0.06

r.	Severance pay:

The Company’s severance pay liability for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully covered by monthly deposits with pension funds, insurance policies and an accrual. The value of the funds deposited into pension funds and insurance policies is recorded as an asset –severance pay fund – in the Company’s balance sheet.

The severance pay fund includes the deposited funds and accumulated adjustments to the Israeli Consumer Price Index up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds in insurance policies, is based on the cash surrendered value of these policies, and includes profits.

Severance expense for the years ended December 31, 2004, 2005 and 2006, amounted to approximately $ 771, $ 824 and $ 1,281, respectively.

s.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company’s long-term bank deposits is estimated by discounting the future cash flows using the current interest rates for long-term bank deposit of similar terms and maturities. The carrying amount of the long-term bank deposit does not significantly differ from its fair value.

The fair value of marketable securities is based on quoted market prices and does not differ significantly from the carrying amount.

t.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) under the provisions of SFAS No. 130, “Reporting Comprehensive Income,” which established standards for the reporting and display of comprehensive income (loss) and its components. Comprehensive income (loss) represents the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

u.	Warranty costs:

The Company generally offers a warranty period of 12 to 36 months for its products and provides a standard limited warranty, including parts and labor. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty expenses for the years ended December 31, 2004, 2005 and 2006 were approximately $ 308, $ 267 and $ 352, respectively.

v.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”(“SFAS 128”).

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 1,346,106, 4,514,433 and 3,364,631 for the years ended December 31, 2004, 2005 and 2006, respectively.

w.	Reclassification:

Certain amounts from prior year have been reclassified to conform to the current year’s presentation.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Impact of recently issued Accounting Standards:

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement 109, “Accounting for Income Taxes”. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. The Company is currently assessing the impact that FIN 48 will have on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have any impact on the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, “Fair Value Measurements” (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact that SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently assessing the impact that SFAS 159 will have on its consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,
	2005				2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses		Estimated fair market value

Held-to-maturity:

U.S. government and
agencies debts	$9,252	$-	$(189)	$9,063	$4,788	$-		$400	$5,188
Corporate debentures	4,216	-	(121)	4,095	6,290	-		(642)	5,648

	$13,468	$-	$(310)	$13,158	$11,078	$-	$	(242)	$10,836

The unrealized losses and gains in the Company’s investments in held-to-maturity marketable securities were mainly caused by interest rate changes. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Based on the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2006.

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2006 are:

	Amortized cost	Estimated fair market value

Held-to-maturity:

2007 (short-term marketable securities)	$6,578	$6,383
2008	4,032	3,992
2009	468	461

	$11,078	$10,836

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2006

Government authorities	$1,259	$1,661
Prepaid expenses	784	1,213
Receivables related to unrecognized sold inventory	2,148	3,892
Others	950	159

	$5,141	$6,925

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	–	INVENTORIES

	December 31,
	2005	2006

Raw materials	$4,126	$6,573
Work in progress	4,289	2,257
Finished products	7,729	18,481

	$16,144	$27,311

Finished goods include products shipped to customers for which revenues were not recognized during the year (see also Note 2h) in the aggregate amount of $ 3,872 at December 31, 2005 and $ 7,452 at December 31, 2006.

During 2004, 2005 and 2006, the Company recorded inventory write-offs for excess inventory in a total amount of $ 0, $ 7,082 and $ 716, respectively.

During the fourth quarter of 2005, the Company terminated its legacy product line, closed its in-house production facilities and transferred production activities to its contract manufacturers. As a result of the Company’s assessment of the expected sales from such product line and the use of associated inventory the Company wrote off excess inventory in a total amount of $ 7,082 in 2005.

The Company has been utilizing part of the products related to the components written-off in 2001 and 2005. During the years 2004 through 2006, inventory previously written-off was used as components in products in the Company’s ordinary course of production and was sold as finished goods to customers. The sales of these related manufactured products were reflected in the Company’s revenues without additional cost to the cost of sales in the period in which the inventory was utilized. The Company has been utilizing written-off inventory of approximately $ 1,185, $ 954 and $ 426 in the years 2004, 2005 and 2006 respectively.

NOTE 6:	–	PROPERTY AND EQUIPMENT

	December 31,
	2005	2006

Cost:
Computers, manufacturing and peripheral equipment	$8,374	$9,807
Office furniture and equipment	1,171	1,109
Leasehold improvements	514	577

	10,059	11,493

Accumulated depreciation:
Computers, manufacturing and peripheral equipment	6,722	7,789
Office furniture and equipment	569	663
Leasehold improvements	304	381

	7,595	8,833

Depreciated cost	$2,464	$2,660

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 were $ 833, $ 972 and $ 1,194, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2005	2006

Employees and payroll accruals	$3,018	$4,098
Accrued expenses	530	1,401
Royalties to Government authorities (Note 8a)	1,190	3,962
Provision for warranty costs	783	1,135
Other	20	31

	$5,541	$10,627

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties to the Office of the Chief Scientist:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2006, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“the OCS”) aggregating to $ 18,542 for certain of the Company’s research and development projects. The Company was obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required.

In December 2006, the Company entered into an agreement with the OCS to conclude its research and development grant programs sponsored by the OCS. Under the agreement and as of December 31, 2006, the Company is obligated to repay the OCS approximately $ 11,887, of which, $3,962 was recorded in short term liabilities and $ 7,925 in long-term liabilities. The payment will be in six semiannual installments from 2007 through 2009. The outstanding obligation is linked to the change in Israel’s Consumer Price Index and bears interest.

In addition, the Company is required to continue reporting to the OCS regarding its sales each quarter until the obligation is fully paid. At each report, the Company is required to calculate the amount which the Company would have been obligated to pay the OCS, had the Company paid a royalty of 3.15% on all its sales for such quarter. If the resulting amount is more than one-sixth of the $11,887, the Company will be required to pay the difference in the same payment cycle. However, any such payments will be applied to the last semiannual installments such that the total obligation will not be increased and the period for paying the obligation may be shortened.

The total outstanding obligation as of December 31, 2006 in the amount of $11,887 was expensed in 2006 as part of the cost of revenues.

b.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2006, are as follows:

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Year ended December 31,	Facilities	Motor vehicles	Total

2007	$671	$843	$1,514
2008	228	612	840
2009	134	177	311
2010	116	70	186
2011 and thereafter	352	-	352

	$1,501	$1,702	$3,203

Expenses for lease of facilities for the years ended December 31, 2004, 2005 and 2006 were approximately $ 889, $ 997 and $ 1,115, respectively (see also Note 12).

Expenses for the lease of motor vehicles for the years ended December 31, 2004, 2005 and 2006 were approximately $ 629, $ 928 and $ 781, respectively.

c.	Charges and guarantees:

As of December 31, 2006, the Company provided bank guarantees in an aggregate amount of $ 2,183 with respect to tender offer guarantees and performance guarantees to its customers.

d.	Potential claim:

NEC Corporation has asserted that the Company has been using its intellectual property in certain of the Company’s products. The Company is currently in discussions concerning NEC’s allegation. The Company believes, based on its legal counselor’s opinion, that Ceragon does not infringe any valid claim of the NEC patents at issue, and if any of these patents were to be tried, a competent judge or jury would not find Ceragon liable to NEC for patent infringement damages. However, the Company is not able to estimate the outcome of such discussions. Accordingly, no provision was accrued in the financial statements as of December 31, 2006.

NOTE 9:	–	SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company are traded on NASDAQ National Market and on the Tel Aviv Stock Exchange, under the symbol CRNT.

a.	General:

The Ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Stock options plans:

1.	Under the Company’s 1996 key Employee Share Incentive Plan, the 1997 affiliate employees Stock Option Plan (“the Plans”), and the 2003 Share Option Plan (“the 2003 Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over three to five years. The options expire five or ten years from the date of grant.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2002, the Company ceased granting options under the Plans in light of the adoption of the 2003 Plan, although options granted under the Plans before December 31, 2002, are still valid, subject to the Plans.

2.	Pursuant to its stock option plans, the Company reserved for issuance 12,973,188 Ordinary shares. As of December 31, 2006, the Company still has 290,112 Ordinary shares available for future grant under the plans. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31, 2006
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	7,273,364	$4.17
Granted	769,000	$4.77
Exercised	(1,101,087)	$1.92
Forfeited	(412,492)	$5.56

Outstanding at end of the year	6,528,785	$4.53	6.70	$9,233

Options exercisable at end of the year	4,030,928	$4.47	5.69	$7,062

Vested and expected to vest	6,065,617	$4.53	6.70	$8,578

All of the Company’s options (except for the options noted below) were granted at exercise prices which were equal to the market value of the Ordinary shares at the grant date. The weighted average grant date fair values of the options granted during 2004, 2005 and 2006 were $ 6.81, $ 5.58 and $ 6.08.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount is impact by the changes, in the fair market value of the Company’s shares. Total intrinsic value of options exercised during the year ended December 31, 2006 was $ 3,905. As of December 31, 2006, there was $ 1,670 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of one year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

In September 2004, the Company granted 85,000 options at an exercise price below market value at a fair value of $ 1.36.

During the third quarter of 2005, the Company accelerated 104,791 options and recorded $ 115 as of stock-based compensation accordingly.

As of the years ended December 31, 2004, 2005 and 2006, the Company recorded compensation expenses of $ 374, $ 162 and $ 1,712, respectively.

c.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 10:	–	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company currently qualifies as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses, as a deduction for tax purposes.

b.	Reduction in Israeli tax rates:

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order), 2005 (“the Amendment”).

Inter alia, the Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 –26% and 2010 and thereafter – 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, real capital gains will be subject to tax of 25%.

c.	Measurement of taxable income:

Commencing with the year 2003, the Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an elective obligates the Company for three years. Accordingly, commencing the year 2003, results for tax purposes are measured in terms of earnings in dollars.

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Capital Investment Law”):

The Company’s production facilities have been granted “Approved Enterprise”status under the Capital Investments Law currently under three separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the “alternative benefits” track and has waived Government grants in return for a tax exemption.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	TAXES ON INCOME (Cont.)

The Company is also a “foreign investors’ company”, as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% and 25% (depending on the percentage of foreign ownership in each tax year).

For the Company’s three investment programs, the tax benefits are as follows: income derived from investment programs is tax exempt for the first two years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 10%-25% during the remaining benefit period. The benefit period commences in the first year the Company reports taxable income after utilization of all net operating losses. The period of benefits for all these investment programs has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits, detailed above (except for the first two years in which the Company is tax exempt), is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The entitlement to the above benefits is subject to the Company’s fulfilling the conditions stipulated by the Encouragement of Investments Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, linked to the CPI and including interest.

In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10%-25% on the amount of the dividend distributed. In addition, these dividends will be subject to a 15% withholding tax in source.

The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes will be required on tax exempt income attributable to the Company’s “Approved Enterprise”.

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during the first five tax years during which the equipment is used.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to the tax at the regular tax rate.

On April 1, 2005, an amendment to the Capital Investments Law came into effect (“the Amendment”) and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	TAXES ON INCOME (Cont.)

However, the Capital Investments Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprises will generally not be subject to the provisions of the Amendment.

As a result of the Amendment, among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the provisions of the new law.

The Company has had no taxable income since inception.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2005	2006

Deferred tax assets:
Net operating loss carryforward	$22,299	$28,024
Temporary differences relating to reserve and allowances	2,680	1,054

Total net deferred tax asset before valuation allowance	24,979	29,078
Valuation allowance	(24,979)	(29,078)

Net deferred tax asset	$-	$-

*)	Including deferred taxes on losses for Israeli income tax purposes as of December 31, 2005 and 2006, derived from the exercise of employee stock options in the amount of $ 4,049 and $ 4,573, respectively. The benefit derived from the exercise of employee stock options was not recorded through additional paid-in capital as required under APB 25 since a full valuation allowance was provided in this respect. As a result, there is no impact on the Company’s shareholders’ equity and on the deferred taxes for each of the years presented.

As of December 31, 2006, the Company has provided valuation allowances of $ 29,078 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. The net change in the valuation allowance in the year 2006 amounted to $ 4,099. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	TAXES ON INCOME (Cont.)

f.	Net operating loss carryforward:

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2005 and 2006, in the amount of approximately $ 77,200 and $ 78,800, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2006, the Company’s U.S. subsidiary had a U.S. federal net operating loss carryforward of approximately $ 10,274 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

g.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2004	2005	2006

Domestic	$2,016	$(2,067)	$(2,000)
Foreign	(402)	(1,760)	(3,460)

	$1,614	$(3,827)	$(5,460)

h.	Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations, is as follows:

	Year ended December 31,
	2004	2005	2006

Pre-tax income (loss) as reported in the consolidated
statements of operations	$1,614	$(3,827)	$(5,460)

Statutory tax rate	35%	34%	31%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$565	$(1,301)	$(1,693)
Non-deductible expenses	75	78	132
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	(364)	1,115	1,078
Tax adjustment due to Approved Enterprise's different tax rate	(202)	186	120
Other	(74)	(78)	363

Actual tax expense	$-	$-	$-

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA

a.	Segments, customers and geographical information:

The Company applies SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended December 31, 2004, 2005 and 2006 and long-lived assets as of December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006

Revenues from sales to external customers:

North America	$16,449	$19,738	$28,162
Europe, Middle East and Africa	22,006	36,048	41,149
Asia-Pacific	14,001	9,877	32,358
Latin America	2,375	8,114	6,746

	$54,831	$73,777	$108,415

Property and equipment, net, by geographic areas:

Israel	$2,295	$2,202	$2,339

Others	221	262	321

	$2,516	$2,464	$2,660

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2004	2005	2006
	%

Customer A	14	*) -	*) -
Customer B	14	*) -	17
Customer C	*) -	13	*) -

*)	Less than 10% of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial income, net:

	Year ended December 31,
	2004	2005	2006

Financial income:
Interest on marketable securities and bank deposits	$714	$814	$1,044

Foreign currency translation differences	155	-	311

	869	814	1,355

Financial expenses:
Bank commissions	(195)	(172)	(71)
Foreign currency translation differences	-	(35)	-

	(195)	(207)	(71)

	$674	$607	$1,284

c.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2004	2005	2006

Numerator:
Numerator for basic and diluted net earnings (loss) per share
- income (loss) available to shareholders of Ordinary shares	$1,614	$(3,827)	$(5,460)

Denominator:
Denominator for basic net earnings (loss) per share - weighted
average number of Ordinary shares	25,066,937	26,137,121	26,728,053

Effect of dilutive securities:
Employee stock options	3,002,907	*) -	*) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	28,069,844	26,137,121	26,728,053

*)	Antidilutive.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder and Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company. They are brothers who, as of December 31, 2005 and 2006, jointly own 22.5% and 21.6%, respectively of the Company’s Ordinary shares. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with legal, management information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 180, $ 335 and $ 246 in 2004, 2005 and 2006, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. During 2005, the Company extended its facility lease agreement for an additional two years. Additionally, the Company leases the U.S. subsidiary office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 900 in 2004, $ 800 in 2005 and $ 400 in 2006.

The Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 560, $ 1,660 and $ 3,009 for the years ended December 31, 2004, 2005 and 2006, respectively.

Transactions with related parties:

	Year ended December 31,
	2004	2005	2006

Cost of revenues	$934	$1,861	$3,106

Research and development expenses	$381	$445	$221

Selling and marketing expenses	$291	$356	$184

General and administrative expenses	$142	$160	$43

Balances with related parties:

	December 31,
	2005	2006

Trade payables, other accounts payable and accrued expenses	$60	$62